                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
                            (Dollars in Thousands)


                                       12 Months
                                         Ended                     Year Ended December 31,
                                       March 31,    --------------------------------------------------
                                          2001         2000      1999      1998      1997      1996
                                       ---------    ---------- --------- --------- --------- ---------
Income before extraordinary item        $62,137      $54,434    $63,930   $30,276   $85,747   $75,017
                                       ---------    ---------- --------- --------- --------- ---------

Income taxes                             42,815       36,746     49,326    18,178    50,442    36,958
                                       ---------    ---------- --------- --------- --------- ---------

Fixed charges:
    Interest on long-term debt
      including amortization of
      discount, premium and
      expense                            74,117       76,178     60,562    63,940    64,501    64,847
    Other interest                        4,826        4,518      3,837     3,435     3,574     4,019
    Preferred dividend require-
      ments of subsidiary
      trusts                              7,619        7,619      7,634     6,052     5,775     1,428
                                       ---------    ---------- --------- --------- --------- ---------
      Total fixed charges                86,562       88,315     72,033    73,427    73,850    70,294
                                       ---------    ---------- --------- --------- --------- ---------

Earnings before extraordinary
    item, income taxes and
    fixed charges                      $191,514     $179,495   $185,289  $121,881  $210,039  $182,269
                                       =========    ========== ========= ========= ========= =========

Fixed charges                           $86,562      $88,315    $72,033   $73,427   $73,850   $70,294

Preferred dividend requirements           3,601        3,571      3,777     5,289     7,506    14,214
                                       ---------    ---------- --------- --------- --------- ---------

                                        $90,163      $91,886    $75,810   $78,716   $81,356   $84,508
                                       =========    ========== ========= ========= ========= =========

Ratio of earnings to fixed charges
    and preferred dividends                2.12         1.95       2.44      1.55      2.58      2.16

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For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.